1611 Telegraph Ave, Suite 1450 Oakland, CA 94612	www.asyousow.org BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Amphenol Corporation
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 1611 Telegraph Ave.,

Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Amphenol Corporation

Vote YES for Proposal 5: Recruitment and Forced Labor Report

Annual Meeting: May 22, 2019

CONTACT: Danielle Fugere | DFugere@asyousow.org

THE PROPOSAL

The resolution requests the Amphenol Board of Directors report, at reasonable cost and omitting proprietary information, on the Company's process for identifying and analyzing potential and actual human rights risks of its operations and supply chain.

REASONS TO VOTE FOR THIS RESOLUTION

Forced labor and enslavement continue to be a global challenge

•	The International Labour Organization estimates that 25 million people are enslaved or in forced labor worldwide.

•	Forced labor in manufacturing can be found in the use of migrant workers paying high recruitment fees, debt bondage and the retention of identification documents which restricts freedom of movement.

Companies sourcing high-risk materials benefit from placing robust and effective programs in place to address human rights risks

•	Managing human rights in the supply chain is good enterprise risk management, given rising expectations and legal requirements. These include national regulations requiring corporate reporting on actions taken to address forced labor and slavery, such as the UK Modern Slavery Act, the California Transparency in Supply Chain Act, and the Modern Slavery Act in Australia.

•	Poor management of human rights risks within the supply chain put important client relationships at risk and may damage a company’s brand.

2019 Proxy Memo Amphenol Corporation | Recruitment and Forced Labor Report

Amphenol’s existing disclosure is sporadic and sparse

•	Although Amphenol’s own 2016 materiality assessment identified human rights and fair labor practices as a material issue, it offered little reporting on this topic in its last sustainability report, “Sustainability Report 2016.”

•	Amphenol’s May 26, 2017 report was based on 2016 data, therefore investors currently have a faced a three-year lag in accessing important data.

•	Amphenol has stated that “The Company intends to issue an updated Sustainability Report by the end of the third quarter of 2019, and annually thereafter.” While this commitment is useful, the Company has refused to discuss what information related to human rights and fair labor practices will be addressed in the report.

Amphenol’s reporting on its actions related to recruitment and forced labor significantly lags its peers

•	KnowTheChain, a research organization that has benchmarked corporate practices related to forced labor risks, awarded Amphenol 9 out of 100 possible points, ranking it 34th among 40 companies.

•	Across all benchmarked indicators, Amphenol significantly underperformed its peers:

o	Within ‘Commitment and Governance’ the industry average was 55. Amphenol’s score was 30.

o	Within ‘Purchasing Practices’ the industry average was 40. Amphenol’s score was 0.

o	Within ‘Recruitment’ the industry average was 27. Amphenol’s score was 0.

o	Within ‘Worker Voice’ the industry average was 15. Amphenol’s score was 0.

o	Within ‘Monitoring’ the industry average was 33. Amphenol’s score was 5.

o	Within ‘Traceability and Risk’ the industry average was 29. Amphenol’s score was 29.

o	Within ‘Remedy’ the industry average was 26. Amphenol’s score was 0.

•	These low scores may not necessarily be a reflection of poor practices by Amphenol, but the Company has consistently failed to provide sufficient disclosure about these issues such that shareholders can understand whether the failing scores are reflective of poor practices or poor disclosure.

•	Amphenol states that preparing the requested risk assessment report would be largely duplicative of information already available, in addition to being both expensive and time consuming. This suggests that the Company will not provide the information requested by this Proposal. As the KnowTheChain benchmarking study has shown, Amphenol’s current reporting is insufficient and significantly lags that of its peers.

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2019 Proxy Memo Amphenol Corporation | Recruitment and Forced Labor Report

Amphenol has made strong statements about its “zero-tolerance policy for human trafficking and slavery”, but it has not provided investors with evidence of supporting actions

•	A conflict exists between the company’s assessment of its compliance with the UK Modern Slavery Act or the California Transparency in Supply Chain Act and that of external KnowTheChain researchers. KnowTheChain has expressed concerns that the company may not be compliant with either the UK Modern Slavery Act or the California Transparency in Supply Chain Act. This increases investors’ need to understand Amphenol’s actions.

•	Amphenol has stated that it “has high expectations of its raw materials and component suppliers and takes great responsibility in ensuring that the suppliers it deals with around the world exhibit the highest ethical standards and quality.” However, investors have not been provided with data about the audits the company has conducted, the extent of these audits, any findings from these audits, or remediative actions undertaken.

•	Amphenol has established a Code of Conduct and indicates that it has conducted on-going training related to the Code. However, it has not told investors what this training is comprised of, how extensive the training is, nor what the expectations are of non-conforming suppliers.

•	Amphenol states that it has “performed a comprehensive analysis of its product components to confirm with reasonable certainty that the gold, tantalum, tin and tungsten purchased from suppliers and used in its products are not derived from conflict regions.” However, it has not shared what this analysis has consisted of, nor what its definition of “reasonable certainty” entails.

•	In its 2016 sustainability report, the company stated that within three to five years it would evaluate how to standardize the supplier assessments and audits currently managed at the Operating Unit level at a company-wide level. It also stated that it would be tracking supplier metrics at a corporate level. Amphenol has offered no public updates on this significant program commitment.

Proposal 5 does not necessarily request a change in company policy or practices. It requests data on efforts that Amphenol is telling investors to trust it has already undertaken.

•	If Amphenol has put in place robust and effective programs in order to support its “zero-tolerance policy for human trafficking and slavery” it would benefit the company to report publicly on the work it has done to realize this admirable goal. Proposal 5 does not request a change in company policy or practices. It requests data on efforts that Amphenol has told investors it has already undertaken.

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